FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....  .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...  ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2011

I N D E X

FS-01 CONSOLIDATED STATEMENT OF FINANCIAL POSITION, AT MARCH 31, 201I, DECEMBER 31, 2010 & JANUARY 1, 2010

FS-02 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - INFORMATIONAL DATA -

FS-03 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

FS-04 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) - FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

FS-05 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – INFORMATIONAL DATA - FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

FS-06 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – INFORMATIONAL DATA (12 MONTHS) - FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

FS-07 CONSOLIDATED STATEMENT OF CASH FLOWS, TO MARCH 31, 2011 & 2010

FS-08 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

ANNEX 4.- BREAKDOWN OF CREDITS

ANNEX 5.- MONETARY FOREIGN CURRENCY POSITION

ANNEX 6.- DEBT INSTRUMENTS

ANNEX 7.-DISTRIBUTION OF REVENUE BY PRODUCT

ANALYSIS OF PAID CAPITAL STOCK

DERIVATIVE FINANCIAL INSTRUMENTS

GENERAL INFORMATION

BOARD OF DIRECTORS

________________

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT MARCH 31, 201I, DECEMBER 31, 2010 & JANUARY 1, 2010

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
		Amount	Amount	Amount
		1Q 2011	4Q 2010	4Q 2009
TOTAL ASSETS		150,846,954	156,273,094	176,803,426
CURRENT ASSETS		32,885,403	36,759,328	51,649,800
CASH AND CASH EQUIVALENTS		3,247,096	7,493,465	14,379,768
SHORT TERM INVESMENT		-	-	-
	HELD-FOR-SALE INVESTMENTS	-	-	-
	HELD-FOR-TRADING INVESTMENTS	-	-	-
	HELD TO MATURITY INVESTMENTS	-	-	-
TRADE RECEIVABLES (NET)		16,412,776	15,368,111	15,612,825
	TRADE RECEIVABLES	21,308,423	20,403,417	19,921,706
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	- 4,895,647	- 5,035,306	- 4,308,881
OTHER RECEIVABLES (NET)		4,005,866	2,280,422	4,812,731
	OTHER RECEIVABLES	4,005,866	2,280,422	4,812,731
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-	-	-
INVENTORIES		1,823,788	1,783,579	1,448,102
OTHER CURRENT ASSETS		7,395,877	9,833,751	15,396,374
	PREPAYMENTS	3,597,866	3,137,852	3,307,937
	DERIVATIVE FINANCIAL INSTRUMENTS	3,798,011	6,695,899	12,088,437
	ASSETS AVAILABLE FOR SALE	-	-	-
	DISCONTINUED OPERATIONS	-	-	-
	RIGHTS AND LICENSES	-	-	-
	OTHERS	-	-	-
TOTAL NON-CURRENT ASSETS		117,961,551	119,513,766	125,153,626
RECEIVABLES (NET)		-	-	-
INVESTMENTS		1,392,234	1,392,042	1,744,573
	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,392,234	1,392,042	1,744,573
	HELD-TO-MATURITY INVESTMENTS	-	-	-
	HELD-FOR-SALE INVESTMENTS	-	-	-
	OTHERS INVESTMENTS	-	-	-
PROPERTY, PLANT AND EQUIPMENT		96,906,983	99,421,332	106,047,642
	LAND AND BUILDINGS	19,179,523	19,264,542	18,901,853
	MACHINERY AND INDUSTRIAL EQUIPMENT	78,578,307	77,764,532	72,326,959
	OTHER EQUIPMENT	19,943,810	19,019,758	14,409,756
	ACCUMULATED DEPRECIATION	- 21,246,015	- 16,871,969	-
	CONSTRUCTION IN PROGRESS	451,358	244,469	409,074
INVESTMENT PROPERTY		-	-	-
BIOLOGICAL ASSETS		-	-	-
INTANGIBLE ASSETS		1,219,746	1,252,677	738,548
	GOODWILL	103,289	103,289	-
	BRANDS	449,592	456,707	-
	RIGHTS AND LICENSES	666,865	692,681	738,548
	OTHERS INTANGIBLE ASSETS	-	-	-
DEFERRED TAX ASSETS		-	-	-
OTHERS NON-CURRENT ASSETS		18,442,588	17,447,715	16,622,863
	DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-
	EMPLOYEE BENEFIT	17,396,635	16,290,368	15,214,802
	DISCONTINUED OPERATIONS	-	-	-
	DEFERRED CHARGES	1,045,953	1,157,347	1,408,061
	OTHERS	-	-	-
TOTAL LIABILITIES		104,803,924	110,496,107	136,610,162
CURRENT LIABILITIES		32,833,873	32,673,661	37,326,097
BANK LOANS		1,217,141	1,272,982	7,363,129
STOCK MARKET LOANS		4,500,000	4,500,000	12,405,765
OTHER LIABILITIES WITH COST		5,983,900	6,178,550	-
TRADE PAYABLES		4,179,454	5,572,154	3,538,048
TAXES PAYABLE		2,161,230	2,443,268	2,211,626
	INCOME TAX PAYABLE	-	219,060	-
	OTHER TAXES PAYABLE	2,161,230	2,224,208	2,211,626
OTHERS CURRENT LIABILITIES		14,792,148	12,706,707	11,807,529
	INTEREST PAYABLE	552,104	630,490	936,516
	DERIVATIVE FINANCIAL INSTRUMENTS	1,197,552	1,547,054	848,824
	ADVANCES AND DEPOSITS FROM CUSTOMERS	20,458	26,269	94,572
	OTHER DEFERRED REVENUE	865,694	889,824	1,005,480
	EMPLOYEE BENEFITS	7,594,066	5,454,440	5,319,547
	PROVISIONS	-	-	-
	DISCONTINUED OPERATIONS	-	-	-
	OTHERS	4,562,274	4,158,630	3,602,590
TOTAL NON-CURRENT LIABILITIES		71,970,051	77,822,446	99,284,065
BANK LOANS		19,429,447	20,624,954	35,750,038
STOCK MARKET LOANS		37,056,443	41,944,459	47,355,416
OTHER LIABILITIES WITH COST		-	-	-
DEFERRED TAX LIABILITIES		14,881,854	14,641,160	15,720,811
OTHERS NON-CURRENT LIABILITIES		602,307	611,873	457,800
	DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-
	ADVANCES AND DEPOSITS FROM CUSTOMERS	-	-	-
	OTHER DEFERRED REVENUE	602,307	611,873	457,800
	EMPLOYEE BENEFITS	-	-	-
	PROVISIONS	-	-	-
	DISCONTINUED OPERATIONS	-	-	-
	OTHERS	-	-	-
TOTAL EQUITY		46,043,030	45,776,987	40,193,264
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT		45,737,464	45,467,630	40,151,174
NON-CONTROLLING INTERESTS		305,566	309,357	42,090
CAPITAL STOCK		5,450,613	5,467,035	5,473,815
SHARES REPURCHASED		-	-	-
PREMIUM ON ISSUANCE OF SHARES		-	-	-
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES		-	-	-
OTHER CAPITAL CONTRIBUTED		-	-	-
RETAINED EARNINGS (ACCUMULATED LOSSES)		40,540,298	39,887,713	33,944,158
	LEGAL RESERVE	1,094,763	1,094,763	1,094,763
	OTHER RESERVES	-	-	-
	RETAINED EARNINGS	29,286,824	17,203,780	26,448,731
	NET INCOME FOR THE YEAR	3,758,047	15,188,506	-
	OTHERS	6,400,664	6,400,664	6,400,664
OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE		- 253,447	112,882	733,201
	REVALUATION SURPLUS	-	-	-
	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-	-	-
	FOREING CURRENCY TRANSLATION	9,560	55,367	-
	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-	-	-
	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	- 263,007	57,515	733,201
	CHANGES IN FAIR VALUE OF OTHER ASSETS	-	-	-
	SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES	-	-	-
	OTHER COMPREHENSIVE INCOME	-	-	-

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

- INFORMATIONAL DATA -

(Thousands of Mexican Pesos)

Final printing

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Informational data (not part of the Statement)	ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
	Amount	Amount	Amount
	1Q 2011	4Q 2010	4Q 2009
SHORT-TERM FOREIGN CURRENCY LIABILITIES	9,199,283	10,124,601	18,294,695
LONG TERM FOREIGN CURRENCY LIABILITIES	30,585,890	36,669,413	52,705,454
CAPITAL STOCK (NOMINAL)	78,044	78,398	78,545
RESTATEMENT OF CAPITAL STOCK	5,372,569	5,388,637	5,395,270
PENSIONS AND SENIORITY PREMIUMS	-	-	-
NUMBER OF EXECUTIVES	82	83	84
NUMBER OF EMPLOYEES	9,248	9,260	9,269
NUMBER OF WORKERS	42,425	42,719	43,593
OUTSTANDING SHARES	18,076,000,000	18,158,000,000	18,191,892,260
REPURCHASED SHARES	82,000,000	33,892,260	-
RESTRICTED CASH	-	-	-
GUARANTEED DEBT OF ASSOCIATED COMPANIES	-	-	-

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		1Q 2011		1Q 2010
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
REVENUE NET		27,546,700	27,546,700	28,566,655	28,566,655
	SERVICES	25,878,002	25,878,002	26,777,949	26,777,949
	SALE OF ASSETS	1,132,031	1,132,031	1,178,743	1,178,743
	INTERESTS	-	-	-	-
	ROYALTIES	-	-	-	-
	DIVIDENDS	-	-	-	-
	LEASES	-	-	-	-
	OTHER	536,667	536,667	609,963	609,963
COST OF SALES		14,833,830	14,833,830	15,396,027	15,396,027
GENERAL EXPENSES		5,603,837	5,603,837	5,376,874	5,376,874
PROFIT (LOSS) BEFORE OTHER INCOME AND EXPENSES, NET		7,109,033	7,109,033	7,793,754	7,793,754
OTHER INCOME (EXPENSE), NET		- 450,274	- 450,274	- 131,541	- 131,541
OPERATING PROFIT (LOSS) (*)		6,658,759	6,658,759	7,662,213	7,662,213
FINANCE INCOME		1,578,857	1,578,857	2,727,372	2,727,372
	INTEREST INCOME	127,191	127,191	111,293	111,293
	GAIN ON FOREIGN EXCHANGE, NET	1,451,666	1,451,666	2,616,079	2,616,079
	GAIN ON DERIVATIVES, NET	-	-	-	-
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	-	-	-	-
	OTHER FINANCE INCOME	-	-	-	-
FINANCE COSTS		- 2,555,915	- 2,555,915	- 3,885,387	- 3,885,387
	INTEREST EXPENSE	- 799,921	- 799,921	- 927,799	- 927,799
	LOSS ON FOREIGN EXCHANGE, NET	-	-	-	-
	LOSS ON DERIVATIVES, NET	- 1,417,161	- 1,417,161	- 2,957,588	- 2,957,588
	REPAYMENT OF EXPENSES FOR ISSUE	-	-	-	-
	CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	-	-	-	-
	OTHER FINANCE COSTS	- 338,833	- 338,833	-	-
FINANCE INCOME (COSTS) NET		- 977,058	- 977,058	- 1,158,015	- 1,158,015
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES		6,878	6,878	20,006	20,006
PROFIT (LOSS) BEFORE INCOME TAX		5,688,579	5,688,579	6,524,204	6,524,204
INCOME TAX EXPENSE		1,934,323	1,934,323	2,004,309	2,004,309
	CURRENT TAX	1,568,914	1,568,914	2,481,717	2,481,717
	DEFERRED TAX	365,409	365,409	- 477,408	- 477,408
PROFIT (LOSS) FROM CONTINUING OPERATIONS		3,754,256	3,754,256	4,519,895	4,519,895
DISCONTINUED OPERATIONS		-	-	-	-
PROFIT (LOSS), NET		3,754,256	3,754,256	4,519,895	4,519,895
PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		- 3,791	- 3,791	- 224	- 224
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT		3,758,047	3,758,047	4,520,119	4,520,119

BASIC EARNINGS (LOSS) PER SHARE		0.21	0.21	0.25	0.25
DILUTED EARNINGS (LOSS) PER SHARE

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) –

FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	1Q 2011		1Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
PROFIT (LOSS), NET	3,754,256	3,754,256	4,519,895	4,519,895
REVALUATION SURPLUS	-	-	-	-
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	-	-	-	-
FOREING CURRENCY TRANSLATION	- 45,807	- 45,807	52,557	52,557
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	-	-	-	-
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	- 320,522	- 320,522	- 592,660	- 592,660
CHANGES IN FAIR VALUE OF OTHER ASSETS	-	-	-	-
SHARE OF OTHER COMPREHENSIVE INCOME (LOSS) OF ASSOCIATES AND JOINT VENTURES	-	-	-	-
OTHER COMPREHENSIVE INCOME	-	-	-	-
TOTAL OTHER COMPREHENSIVE ITEMS	- 366,329	- 366,329	- 540,103	- 540,103
TOTAL COMPREHENSIVE INCOME	3,387,927	3,387,927	3,979,792	3,979,792
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	3,391,718	3,391,718	3,980,016	3,980,016
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	- 3,791	- 3,791	- 224	- 224

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA –

FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	1Q 2011		1Q 2010
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	4,136,492	4,136,492	4,218,395	4,218,395
EMPLOYEES PROFIT SHARING EXPENSES	460,647	460,647	535,440	535,440

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA (12 MONTHS) -

FOR THREE MONTHS ENDED MARCH 31, 2011 & 2010

(Thousands of Mexican Pesos)

Final printing

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Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
	1Q 2011	1Q 2010
REVENUE NET (**)	112,542,153	117,648,510
PROFIT (LOSS) FROM OPERATION (**)	27,055,523	30,942,203
PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	14,426,434	19,967,094
PROFIT (LOSS), NET (**)	14,410,160	19,966,544
OPERATING DEPRECIATION AND AMORTIZATION (**)	16,838,890	17,079,715

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

- TO MARCH 31, 2011 & 2010 -

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
ACTIVITIES OF OPERATION
PROFIT (LOSS) BEFORE INCOME TAX		5,688,579	6,524,204
+(-) ITEMS NOT REQUIRING CASH		1,823,272	1,857,661
	+ ESTIMATE FOR THE PERIOD	1,960	3,023
	+ PROVISION FOR THE PERIOD	1,821,312	1,854,638
	+(-) OTHER UNREALIZED ITEMS	-	-
+(-) ITEMS RELATED TO INVESTING ACTIVITIES		4,230,326	4,353,420
	DEPRECIATION AND AMORTIZATION FOR THE PERIOD	4,237,204	4,373,426
	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
	+(-) LOSS (REVERSAL) IMPAIRMENT	-	-
	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	- 6,878	- 20,006
	(-) DIVIDENDS RECEIVED	-	-
	(-) INTEREST INCOME	-	-
	(-) EXCHANGE FLUCTUATION	-	-
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-	-
+(-) ITEMS RELATED TO FINANCING ACTIVITIES		1,137,820	1,117,330
	(+) ACCRUED INTEREST	799,921	927,799
	(+) EXCHANGE FLUCTUATION	- 1,418,095	- 2,768,057
	(+) DERIVATIVE TRANSACTIONS	1,417,161	2,957,588
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	338,833	-
CASH FLOW BEFORE INCOME TAX		12,879,997	13,852,615
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES		- 5,473,180	- 835,387
	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	- 1,044,664	- 1,901,704
	+(-) DECREASE (INCREASE) IN INVENTORIES	- 40,209	87,925
	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	- 957,222	- 583,616
	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	- 13,283	1,184,557
	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	- 731,864	3,193,899
	+(-) INCOME TAXES PAID OR RETURNED	- 2,685,938	- 2,816,448
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		7,406,817	13,017,228
INVESTMENT ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES		- 3,157,908	- 2,677,042
	(-) PERMANENT INVESTMENTS	-	-
	+ DISPOSITION OF PERMANENT INVESTMENTS	-	-
	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	- 3,156,823	- 2,675,168
	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
	(-) TEMPORARY INVESTMENTS	-	-
	+ DISPOSITION OF TEMPORARY INVESTMENTS	-	-
	(-) INVESTMENT IN INTANGIBLE ASSETS	- 1,085	- 1,874
	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
	(-) ACQUISITIONS OF JOINT VENTURES	-	-
	+ DISPOSITIONS OF JOINT VENTURES	-	-
	+ DIVIDEND RECEIVED	-	-
	+ INTEREST RECEIVED	-	-
	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	-	-
	+(-) OTHER ITEMS	-	-
FINANCING ACTIVITIES
NET CASH FLOW FROM FINANCING ACTIVITIES		- 8,495,278	- 18,252,447
	+ BANK FINANCING	-	-
	+ STOCK MARKET FINANCING	1,000,000	1,500,000
	+ OTHER FINANCING	-	-
	(-) BANK FINANCING AMORTIZATION	- 510,121	- 3,952,578
	(-) STOCK MARKET FINANCING AMORTIZATION	- 5,403,641	- 13,794,140
	(-) OTHER FINANCING AMORTIZATION	-	-
	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
	(-) DIVIDENDS PAID	- 2,215,514	- 2,047,288
	+ PREMIUM ON ISSUANCE OF SHARES	-	-
	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
	(-) INTEREST EXPENSE	- 850,371	- 1,194,550
	(-) REPURCHASE OF SHARES	- 860,697	- 11,043
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	345,066	1,247,152
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		- 4,246,369	- 7,912,261
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-	-
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,493,465	14,379,768
CASH AND CASH EQUIVALENTS AT END OF PERIOD		3,247,096	6,467,507

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Mexican Pesos)

Final printing

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CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	PROFITS OR LOSSES ACCUMULATED		OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 1st, 2010	5,473,815	-	-	-	-	1,094,763	32,849,395	733,201	40,151,174	42,090	40,193,264
RETROSPECTIVE ADJUSTMENTS	-	-	-	-	-	-	-	-	-	-	-
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS	-	-	-	-	-	-	-	-	-	-	-
CONSTITUTION OF RESERVES	-	-	-	-	-	-	-	-	-	-	-
DECREED DIVIDENDS	-	-	-	-	-	-	- 2,091,952	-	- 2,091,952	-	- 2,091,952
(DECREASE) INCREASE CAPITAL	-	-	-	-	-	-	-	-	-	-	-
REPURCHASE OF SHARES	- 197	-	-	-	-	-	- 10,846	-	- 11,043	-	- 11,043
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	-	-	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE NON-CONTROLLING INTERESTS	-	-	-	-	-	-	-	-	-	-	-
OTHER CHANGES	-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME (1)	-	-	-	-	-	-	4,520,119	- 540,103	3,980,016	- 224	3,979,792
BALANCE AT MARCH 31th,2010	5,473,618	-	-	-	-	1,094,763	35,266,716	193,098	42,028,195	41,866	42,070,061

BALANCE AT JANUARY 1st, 2011	5,467,035	-	-	-	-	1,094,763	38,792,950	112,882	45,467,630	309,357	45,776,987
RETROSPECTIVE ADJUSTMENTS	-	-	-	-	-	-	-	-	-	-	-
APPLICATION OF COMPREHENSIVE INCOME (LOSS) TO RETAINED EARNINGS	-	-	-	-	-	-	-	-	-	-	-
CONSTITUTION OF RESERVES	-	-	-	-	-	-	-	-	-	-	-
DECREED DIVIDENDS	-	-	-	-	-	-	- 2,261,188	-	- 2,261,188	-	- 2,261,188
(DECREASE) INCREASE CAPITAL	-	-	-	-	-	-	-	-	-	-	-
REPURCHASE OF SHARES	- 16,422	-	-	-	-	-	- 844,274	-	- 860,696	-	- 860,696
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	-	-	-	-	-	-	-	-	-	-	-
(DECREASE) INCREASE NON-CONTROLLING INTERESTS	-	-	-	-	-	-	-	-	-	-	-
OTHER CHANGES	-	-	-	-	-	-	-	-	-	-	-
COMPREHENSIVE INCOME (1)	-	-	-	-	-	-	3,758,047	- 366,329	3,391,718	- 3,791	3,387,927
BALANCE AT MARCH 31th,2011	5,450,613	-	-	-	-	1,094,763	39,445,535	- 253,447	45,737,464	305,566	46,043,030

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Final printing

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Highlights

1 st Quarter 2011

 During the first quarter of 2011, revenues totalled 27.547 billion pesos, a decrease of 3.6% compared with the first quarter of 2010. On the other hand, net income was 3.758 billion pesos in the first quarter. Earnings per share were 0.21 pesos, 16% lower than the same period of the previous year.

 At March 31, 2011, we had 12.523 million lines, a decrease of 0.9% compared with the first quarter of 2010. Of these:

- 1.5 million lines are mainly in rural areas which will be served by Telmex Social.

- In the rest of the country, there are 727 thousand public telephony lines and 862 thousand prepaid lines, a decrease of 135 thousand and 1 million 1 1 3 thousand lines, in the last five years, respectively; therefore, an important decrease is expected in the future. It should be noted that due to the increase in cellular telephony penetration in the country, public telephony revenues have decreased more than 75.6% in the last five years.

- The total lines were 15.562 million lines, a decrease of 1.6% compared with the number of lines in the first quarter of 2010.

 At the Extraordinary Shareholders’ Meeting held on April 4, a corporate restructuring was approved in order to create the subsidiary Telmex Social. It will provide telecommunications and interconnection services primarily in rural areas. Given that these regions have a significant lack of economic and social development we intend for this restructuring to encourage greater access to telecommunications services, emphasize the importance of investing to expand and modernize these services, and drive the digital culture, which will improve the quality of life of citizens in these areas and incorporate these communities into the country's socio-economic development.

 Telmex Social will serve approximately 1.5 million lines, with a density of 14.8 inhabitants per line, located in 10 thousand 453 communities without the presence of competitors. The Local Service Areas of Telmex Social cover approximately 40% of the national territory with more than 22 million inhabitants.

 Our high speed Internet access service infinitum, thanks to our customers’ preference, at the end of March served 7.6 million broadband accesses, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

 infinitum ’ s growth has been supported by the sale of more than 106,000 computers in the first quarter, an increase of 24.4% compared with the same period of 2010. Since 1999, we have sold more than 2.9 million computers, helping to increase PC penetration in Mexican homes.

 At TELMEX, we continue to act on our commitment to drive technological innovation, the digital culture and information and communications technologies by carrying out the investments required to maintain state-of-the-art technology with the most reliable, efficient and modern network in the country.

 During the first quarter of 2011, revenues totaled 27.547 billion pesos, a decrease of 3.6% compared with the same period of 2010.  Revenues from local services, long distance and interconnection decreased 6.7%, 2.8% and 16.8%, respectively. Revenues from our data business increased 7.0% compared with the first quarter of 2010.

 From January to March, adjusted EBITDA (1) totaled 11.346 billion pesos, producing a margin of 41.2%. Operating income totaled 6.659 billion pesos, with a margin of 24.2%.

 Net income in the first quarter totaled 3.758 billion pesos. In the quarter, earnings per share were 21 Mexican cents, 16% lower than the same period of last year, and earnings per ADR (2) were 34 US cents, a decrease of 12.8% compared with the first quarter of 2010.

 At the end of March of 2011, total debt was the equivalent of 5.698 billion dollars. Total net debt (3) was equivalent to 5.427 billion dollars, 785 million dollars less than March 31, 2010.

 Capital expenditures (Capex) were the equivalent of 118 million dollars in the first quarter. Of this investment, 67.4% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

 During the first quarter, the company used 860.697 million pesos to repurchase 82 million shares.

(1) Adjusted EBITDA: Defined as operating income plus depreciation and amortization and other expenses, net. Go to www.telmex.com in the Investor Relations section where you can find the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Event

On April 28, 2011, TELMEX announced that its Series “L” Shares Special and its Annual Shareholders’ Meetings approved, among others, the following issues: The Chief Executive Officer’s report regarding the performance of the company for 2010, the financial statements to that year, the Board of Directors reports regarding the main accounting policies and information criteria followed in the preparation of financial information and regarding the operations and activities in which the Board was involved in during 2010, The External Auditor’s report, the opinion of the Board of Directors regarding the Chief Executive Officer’s report and the respective reports of the Audit and Corporate Practices Committees; The payment of a cash dividend of 0.55 Mexican pesos per outstanding share in four equal payments of 0.1375 Mexican pesos per outstanding share, resulting from the net tax profit account. Dividend payments will be made in Mexico on or after June 16, 2011, September 22, 2011, December 15, 2011 and March 22, 2012; Ratified the activities of the Board of Directors and the Chief Executive Officer for 2010; The members of the Board of Directors and the Executive Committee, as well as the Corporate Practices Committee and Audit Committee.

Operating Results

Lines and local traffic

At March 31, 2011, we had 12.523 million lines, a decrease of 0.9% compared with the first quarter of 2010. Of these:

- 1.5 million lines are mainly in rural areas which will be served by Telmex Social.

- In the rest of the country, there are 727 thousand public telephony lines and 862 thousand prepaid lines, a decrease of 135 thousand and 1 million 1 1 3 thousand lines, in the last five years, respectively; therefore, an important decrease is expected in the future. It should be noted that due to the increase in cellular telephony penetration in the country, public telephony revenues have decreased more than 75.6% in the last five years.

- The total lines were 15.562 million lines, a decrease of 1.6% compared with the number of lines in the first quarter of 2010.

In the first quarter of 2011, local calls decreased 6.0% compared with the same period of 2010, totaling 4.533 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as the customers’ change in the consumption path.

Long distance

From January to March, domestic long distance (DLD) traffic decreased 3.3% compared with the same quarter of 2010, totaling 4.334 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators.

In the quarter, outgoing international long distance (ILD) traffic increased 25.7% compared with the first quarter of 2010, totaling 403 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 10.8% compared with the first quarter of 2010, totaling 2.088 billion minutes. The incoming-outgoing ratio was 5.2 times.

Interconnection

In the first quarter, interconnection traffic totaled 10.433 billion minutes, 1.5% lower than the same quarter of 2010, due to the 2.0% decrease in interconnection traffic with other local and long distance operators and the 6.4% decrease in traffic related to calling party pays services.

Internet access

Our high speed Internet access service infinitum, thanks to our customers’ preference, at the end of March served 7.6 million broadband accesses, reinforcing that infinitum continues to be the best connection because of its quality, service, price and high speed.

infinitum ’ s growth has been supported by the sale of more than 106,000 computers in the first quarter, an increase of 24.4% compared with the same period of 2010. Since 1999, we have sold more than 2.9 million computers, helping to increase PC penetration in Mexican homes.

Financial Results

The following financial information for 2011 and 2010 is presented according to International Financial Reporting Standards (IFRS).

Revenues: In the first quarter, revenues totaled 27.547 billion pesos, a decrease of 3.6% compared with the same period of the previous year. Revenues related to local, long distance and interconnection services showed decreases of 6.7%, 2.8% and 16.8%, respectively; data services increased 7.0%.

  Local: Local service revenues totaled 9.757 billion pesos in the quarter, a decrease of 6.7% compared with the first quarter of 2010, due to decreases of 9.7% in revenue per local billed call and 6.0% in local traffic volume.

  DLD: DLD revenues totaled 3.037 billion pesos, 2.2% lower than the first quarter of 2010, due to the 3.3% decrease in termination traffic with cellular operators and 1.1% increase in average revenue per minute.

  ILD: ILD revenues totaled 1.378 billion pesos in the first quarter, a 4.2% decrease compared with the same quarter of the previous year. This was the effect of the 24.5% decrease in the average revenue per minute in outgoing traffic and the 25.7% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 589 million pesos, a 3.1% decrease compared with the first quarter of 2010, due to the increase of 10.8% in incoming traffic and the reduction of 12.5% in the average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 16.8% to 3.124 billion pesos compared with the first quarter of 2010, due to the 6.4% decline in calling party pays traffic services and the decrease of 11.5% in average revenue of these services.

  Data: Internet access services, services related to private networks and value-added services for corporate customers represent the major components of data revenues. Revenues from data services in the first quarter were 8.582 billion pesos, 7.0% higher compared with the same quarter of 2010. The improvement was primarily due to the increase of 11.8% in Internet access services infinitum, and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the first quarter of 2011, total costs and expenses were 20.888 billion pesos, similar to the level of the same period of the previous year, mainly due to higher maintenance and labor costs, partially offset by lower charges for uncollectables and interconnection costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 0.1% compared with the same period of 2010, totaling 8.579 billion pesos, due to higher costs of product and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from January to March 2011, commercial, administrative and general expenses totaled 5.504 billion pesos, 5.4% higher than the same period a year ago, mainly due to higher maintenance expenses and labor costs.

  Interconnection: Interconnection costs were 2.118 billion pesos, a decrease of 18.8% compared with the first quarter of 2010 due to the 14.0% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 6.4% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 3.1% compared with the same quarter of 2010, to 4.237 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and operating income : Adjusted EBITDA (1) totaled 11.346 billion pesos in the first quarter of 2011, a decrease of 6.7% compared with the same period of the prior year. The EBITDA margin was 41.2%. Operating income totaled 6.659 billion pesos in the first quarter and the operating margin was 24.2%.

Financing cost: In the first quarter, financing cost produced a charge of 978 million pesos. This was the result of: i) a net interest charge of 1.009 billion pesos, because of debt reduction, recognition of the market value of interest rate swaps and the premium paid for the anticipated payment of senior notes of 366.2 million dollars with maturities in 2015 and 2019 and ii) a net exchange gain of 31 million pesos because of the first-quarter exchange rate appreciation of 0.3893 pesos per dollar and the 3.090 billion dollars in dollar-peso hedges in effect at the end of March 31, 2011.

Net income: In the first quarter, net income was 3.758 billion pesos, 16.9% lower than the same period of the previous year. Earnings per share were 21 Mexican cents, 16% lower than the first quarter of 2010, and earnings per ADR (2) were 34 US cents, a decrease of 12.8% compared with the same period of the previous year.

Investments: In the first quarter of 2011, capital expenditures (Capex) were the equivalent of 118 million dollars, of which 67.4% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Acquisition of own shares : During the first quarter, the company repurchased 82 million shares for 860.697 million pesos.

Debt: Total debt at March 31, 2011, was the equivalent of 5.698 billion dollars, of which 82.8% is long-term, 53.2% has fixed rates taking interest rate swaps into consideration, and 55.3% is in foreign currency, equivalent to 3.154 billion dollars. To minimize risks from variations in the exchange rate, at March 31, 2011, we had dollar-peso hedges for 3.090 billion dollars.

On March 10, 2011, TELMEX as part of the strategy to reduce its debt, acquired from América Móvil 243.6 million dollars of TELMEX senior notes due 2015 and 122.6 million dollars of TELMEX senior notes due 2019. TELMEX paid approximately 394 million dollars, which includes a premium of 27.8 million dollars.

Total net debt (3) decreased during the last 12 months the equivalent of 785 million dollars, bringing the total to 5.427 billion dollars.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2011 and 2010.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2011		1Q2010	Inc.
Revenues
Access, rent and measured service	P.	9,672	P.	10,369	(6.7)
LADA interconnection		1,126		1,164	(3.3)
Interconnection with operators		317		391	(18.9)
Interconnection with cellular operators		2,137		2,461	(13.2)
Other		3,844		4,028	(4.6)
Total		17,096		18,413	(7.2)

Costs and expenses
Cost of sales and services		6,258		5,995	4.4
Commercial, administrative and general		4,347		4,512	(3.7)
Interconnection		1,249		1,602	(22.0)
Depreciation and amortization		2,309		2,359	(2.1)
Other expenses, net		296		186	59.1
Total		14,459		14,654	(1.3)

Operating income	P.	2,637	P.	3,759	(29.8)

EBITDA (1)	P.	5,242	P.	6,304	(16.8)

EBITDA margin (%)		30.7		34.2	(3.5)
Operating margin (%)		15.4		20.4	(5.0)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%
		1Q2011		1Q2010	Inc.
Revenues
Domestic long distance	P.	3,506	P.	3,647	(3.9)
International long distance		1,295		1,443	(10.3)
Total		4,801		5,090	(5.7)

Costs and expenses
Cost of sales and services		1,155		1,181	(2.2)
Commercial, administrative and general		1,256		1,262	(0.5)
Interconnection to the local network		1,689		1,790	(5.6)
Depreciation and amortization		409		430	(4.9)
Other expenses, net		41		26	57.7
Total		4,550		4,689	(3.0)

Operating income	P.	251	P.	401	(37.4)

EBITDA (1)	P.	701	P.	857	(18.2)

EBITDA margin (%)		14.6		16.8	(2.2)
Operating margin (%)		5.2		7.9	(2.7)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Final printing

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to unaudited condensed consolidated financial statements

For the three-month periods ended March 31, 2011 and 2010

(In thousands of Mexican pesos)

1. Reporting entity

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last eleven years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder) and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom by means of a first public exchange offer, thus, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX by then. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil. América Móvil launched an additional offer on November 19, 2010, which ended on December 17, 2010, increasing to 59.5% its indirect ownership of the outstanding shares of TELMEX.

The corporate offices of the Company are located on Parque Vía 190, Colonia Cuauhtémoc, 06599 México D.F., México.

2. First-time Adoption of International Financial Reporting Standards (IFRS)

The Company, with the authorizations of its Board of Directors, Audit Committee, Mexican Stock Exchange and Mexican Banking and Securities Commission (BMV and CNBV), decided to adopt IFRS as of January 1, 2011, with a transition date as of January 1, 2010. In the following paragraphs, the effects of initial adoption to IFRS are explained and a reconciliation between Mexican Financial Reporting Standards (Mexican FRS) and IFRS is presented. Mexican FRS are the financial reporting standards under which the Company was obliged to prepare its financial information until December 31, 2010.

IFRS 1 "First-time Adoption of International Financial Reporting Standards" provides a number of optional exemptions from the general requirement for full retrospective application of the IFRSs, in specified areas where the cost of complying with them would be likely to exceed the benefits to users of financial statements.

It also establishes a number of mandatory exemptions that prohibit retrospective application of IFRS in some areas, particularly where retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

TELMEX has applied the mandatory exemptions included in IFRS 1 regarding to retrospective application of other IFRS at the transition date, which relate to the following items:

  Accounting estimates

  Derecognition of financial assets and financial liabilities

  Hedge accounting

  Non-controlling interests

  Classification and measurement of financial assets

The optional exemptions adopted by the Company are set out below:

A) Deemed cost

In accordance with IFRS 1, “an entity may elect to measure an item of property, plant and equipment at fair value at the date of its transition to IFRS and use that fair value as its deemed cost at that date”.

“ A first-time adopter may elect to use a previous GAAP revaluation of an item of property, plant and equipment at, or before, the date of transition to IFRS as deemed cost at the date of the revaluation, if the revaluation was, at the date of the revaluation, broadly comparable to:

(a) fair value; or

(b) cost or depreciated cost under IFRS, adjusted to reflect, for example, changes in a general or specific price index”.

TELMEX has decided to use as deemed cost at the date of transition, the revalued amount of its plant, property and equipment performed under Mexican FRS, which includes effects of inflation through December 31, 2007 and subsequent additions at historical cost.

B) Employee benefits

Cumulative actuarial losses

In accordance with IAS 19, “Employee benefits”, an entity may elect to use a ‘corridor’ approach that leaves some actuarial gains and losses unrecognised. Retrospective application of this approach requires an entity to split the cumulative actuarial gains and losses from the inception of the plan until the date of transition to IFRSs into a recognised portion and an unrecognised portion.

However, a first-time adopter may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRSs, even if it uses the corridor approach for later actuarial gains and losses

TELMEX elected to apply the “corridor” approach retrospectively and therefore deferred the recognition of actuarial gains and losses in conformity with international standard, resulting in a decrease in net projected asset of P.1,216,051 at the date of transition to IFRSs.

Deferred employee profit sharing

NIF D-3, “Employee benefits”, requires the recognition of deferred employee profit sharing on financial statements while IFRS does not establish guidelines for its recognition. Therefore, the Company canceled the deferred employee profit sharing liability of P3,954,136 at the date of transition to IFRSs.

Termination benefits

NIF D-3 requires the recognition of actuarial provision for termination benefits of employment other reasons different of restructuring, while IFRSs don’t address this issue. Because of this, TELMEX canceled a termination benefits provision of P.159,377 at the date of transition to IFRSs.

C) Recognition of effects of inflation

IAS 29 "Financial reporting in hyperinflationary economies" requires the recognition of the effects of inflation on financial information when the entity operates in a hyperinflationary economic environment, which one of its features is that the cumulative inflation rate over three years approaches, or exceeds 100%.

The last three years in which Mexico was no longer a hyperinflationary economy was the period from 1996 to 1998, whereby the Company eliminated the inflation in the rest of its non-monetary assets and liabilities, as well as items of capital stock and legal reserve, recognised under Mexican FRS from January 1, 1999 to December 31, 2007.

D) Cumulative translation differences

In accordance with IFRS 1, a first-time adopter need not comply with the requirements of IAS 21 "The effects of changes in foreign exchange rates". TELMEX used this exemption therefore considered null the effect of translation of foreign entities at the date of transition to IFRSs, which at that time was of P.134,550, net of deferred taxes.

E) Risk of the party and counterparty

IAS 39, “Financial instruments: Recognition and Measurement”, requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican FRS to IFRS, TELMEX adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to TELMEX’s “own credit risk” and derivative counterparty default risk, which at the date of transition amounted P.137,112.

F) Deferred tax

As a result of the exemptions as well as the differences described above, were affected the carrying value of certain assets and liabilities, therefore deferred taxes were recalculated using the guidelines of IAS 12 "Income taxes", resulting in an increase of P.661,053 in deferred tax liability at the date of transition to IFRSs.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Reconciliations of Equity reported under Mexican FRS to Equity under IFRSs (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	Opening IFRS	Mexican FRS	Effect of transition to IFRSs	IFRSs	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	As at January 1, 2010 (date of transition)			As at March 31, 2010			Year ended December 31, 2010
Assets
Current assets:
Cash and cash equivalents		P. 14,379,768		P. 14,379,768	P. 6,467,507		P. 6,467,507	P. 7,493,465		P. 7,493,465
Accounts receivable, net		20,425,556		20,425,556	23,106,056		23,106,056	17,648,533		17,648,533
Derivative financial instruments	E	12,225,550	(137,113)	12,088,437	7,521,305	(133,741)	7,387,564	6,957,018	(261,119)	6,695,899
Inventories for sale, net		1,448,102		1,448,102	1,360,177		1,360,177	1,783,579		1,783,579
Prepaid expenses and others	C	3,303,275	4,662	3,307,937	3,523,926	7,906	3,531,832	3,121,994	15,858	3,137,852
Total current assets		51,782,251	(132,451)	51,649,800	41,978,971	(125,835)	41,853,136	37,004,589	(245,261)	36,759,328

Plant, property and equipment, net		106,047,642		106,047,642	103,838,431		103,838,431	99,421,332		99,421,332
Licenses and trademarks, net	C	918,341	(179,793)	738,548	899,562	(174,566)	724,996	1,307,517	(158,129)	1,149,388
Equity investments		1,775,380	(30,807)	1,744,573	1,787,367	(30,806)	1,756,561	1,392,042		1,392,042
Net projected asset	B	16,430,857	(1,216,055)	15,214,802	15,084,416	(1,145,387)	13,939,029	17,342,200	(1,051,832)	16,290,368
Goodwill								103,289		103,289
Deferred charges and prepaid expenses, net	C	1,442,330	(34,269)	1,408,061	1,353,967	(30,438)	1,323,529	1,183,363	(26,016)	1,157,347
Total assets		P. 178,396,801	(1,593,375)	P. 176,803,426	P 164,942,714	(1,507,032)	P. 163,435,682	P. 157,754,332	(1,481,238)	P. 156,273,094

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt		P. 19,768,894		P. 19,768,894	P. 3,737,803		P. 3,737,803	P. 11,951,532		P. 11,951,532
Accounts payable and accrued liabilities	E	14,245,612	(87)	14,245,525	18,682,999	(6,816)	18,676,183	17,377,010	(14,242)	17,362,768
Taxes payable		2,211,626		2,211,626	2,295,845		2,295,845	2,443,268		2,443,268
Deferred revenues	C	1,104,175	(4,123)	1,100,052	962,852	(1,280)	961,572	917,377	(1,284)	916,093
Total current liabilities		37,330,307	(4,210)	37,326,097	25,679,499	(8,096)	25,671,403	32,689,187	(15,526)	32,673,661

Long-term debt		83,105,454		83,105,454	80,155,227		80,155,227	62,569,413		62,569,413
Labor obligations	B	4,113,513	(4,113,513)		3,750,615	(3,750,615)		3,516,686	(3,516,686)
Deferred taxes	F	15,060,058	660,753	15,720,811	14,443,469	569,456	15,012,925	14,132,763	508,397	14,641,160
Deferred revenues	C	466,696	(8,896)	457,800	537,491	(11,425)	526,066	622,351	(10,478)	611,873
Total liabilities		140,076,028	(3,465,866)	136,610,162	124,566,301	(3,200,680)	121,365,621	113,530,400	(3,034,293)	110,496,107

Stockholders’ equity:
Capital stock	C	9,020,300	(3,546,485)	5,473,815	9,019,971	(3,546,353)	5,473,618	9,008,985	(3,541,950)	5,467,035
Retained earnings:
Prior years	C	28,375,768	(832,274)	27,543,494	26,273,103	(832,407)	25,440,696	19,135,353	(836,810)	18,298,543
Initial effect of IFRS adoption			6,400,664	6,400,664		6,400,664	6,400,664		6,400,664	6,400,664
Current year					4,661,024	(140,905)	4,520,119	15,384,162	(195,656)	15,188,506
		28,375,768	5,568,390	33,944,158	30,934,127	5,427,352	36,361,479	34,519,515	5,368,198	39,887,713
Accumulated other comprehensive income items	B, D, E	883,225	(150,024)	733,201	381,085	(187,987)	193,098	386,109	(273,227)	112,882
Controlling interest		38,279,293	1,871,881	40,151,174	40,335,183	1,693,012	42,028,195	43,914,609	1,553,021	45,467,630
Noncontrolling interest		41,480	610	42,090	41,230	636	41,866	309,323	34	309,357
Total stockholders’ equity		38,320,773	1,872,491	40,193,264	40,376,413	1,693,648	42,070,061	44,223,932	1,553,055	45,776,987
Total liabilities and stockholders’ equity		P. 178,396,801	(1,593,375)	P. 176,803,426	P. 164,942,714	(1,507,032)	P. 163,435,682	P. 157,754,332	(1,481,238)	P. 156,273,094

TELÉFONOS DE MÉXICO, S.A.B. D E C.V. AND SUBSIDIARIES

Reconciliations of Profit under Mexican FRS to Profit under IFRS (unaudited)

(In thousands of Mexican pesos)

	Note	Mexican FRS	Effect of transition to IFRSs	IFRSs	Mexican FRS	Effect of transition to IFRSs	IFRSs
	2	For the three months ended March 31, 2010			For the year ended December 31, 2010
Operating revenues:
Local service		P. 10,461,871		P. 10,461,871	P. 41,006,772		P. 41,006,772
Long distance service:
Domestic		3,104,378		3,104,378	12,264,837		12,264,837
International		1,438,962		1,438,962	5,646,278		5,646,278
Interconnection service		3,754,129		3,754,129	15,022,721		15,022,721
Data	C	8,018,923	(314)	8,018,609	32,878,968	(1,257)	32,877,711
Other		1,788,706		1,788,706	6,743,789		6,743,789
		28,566,969	(314)	28,566,655	113,563,365	(1,257)	113,562,108
Operating costs and expenses:
Cost of sales and services	B, C	8,624,747	(56,204)	8,568,543	34,710,580	(131,040)	34,579,540
Commercial, administrative and general expenses	B, C	5,247,007	(25,164)	5,221,843	22,351,181	(54,380)	22,296,801
Interconnection	C	2,609,089		2,609,089	10,561,053		10,561,053
Depreciation and amortization	B	4,378,948	(5,522)	4,373,426	17,523,330	(22,959)	17,500,371
Other expenses, net			131,541	131,541		565,366	565,366
		20,859,791	44,651	20,904,442	85,146,144	356,987	85,503,131
Operating income		7,707,178	(44,965)	7,662,213	28,417,221	(358,244)	28,058,977

Other (income) expenses, net	B	(152,332)	152,332		78,337	(78,337)

Financing cost:
Interest income		(111,293)		(111,293)	(583,761)		(583,761)
Interest expense	C	1,565,429	(378)	1,565,051	5,733,627	(1,399)	5,732,228
Exchange gain, net		(295,743)		(295,743)	(394,470)		(394,470)
		1,158,393	(378)	1,158,015	4,755,396	(1,399)	4,753,997

Equity interest in net income of affiliates		20,006		20,006	195,910		195,910

Income before taxes on profits		6,721,123	(196,919)	6,524,204	23,779,398	(278,508)	23,500,890
Provision for income tax	F	2,060,349	(56,040)	2,004,309	8,407,940	(82,849)	8,325,091
Net income		P. 4,660,774	(140,879)	P. 4,519,895	P. 15,371,458	(195,659)	P. 15,175,799

Distribution of net income:
Controlling interest		P. 4,661,024	(140,905)	P. 4,520,119	P. 15,384,162	(195,656)	P. 15,188,506
Noncontrolling interest		(250)	26	(224)	(12,704)	(3)	(12,707)
		P. 4,660,774	(140,879)	P. 4,519,895	P. 15,371,458	(195,659)	P. 15,175,799

3. Basis of presentation of financial statements and accounting rules

3.1 Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS 34) “ Interim Financial Reporting” , issued by the International Accounting Standards Board (IASB). These are the Company’s first condensed consolidated interim financial statements prepared in conformity with IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 “ First-time Adoption of International Financial Reporting Standards has been applied. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

In preparing these condensed consolidated interim financial statements the Company has applied IFRS and current interpretations, which are subject to changes issued by the IASB. Therefore, until the Company prepares its first complete set of financial statements under IFRS at December 31, 2011, there is the possibility that comparative consolidated financial statements be adjusted.

An explanation of how the transition to IFRS has affected the previous financial statements issued under Mexican FRS is presented in Note 3 “ First-time adoption of IFRS ” . This note includes reconciliations of equity at January, 2010, the date of transition to IFRS, at March 31, 2010 and December 31, 2010, as well as reconciliations of profit for the three months ended March 31, 2010 and the year ended December 31, 2010, which were prepared under Mexican FRS and have been restructured under IFRS with effects since the date of transition.

3.2 Basis of consolidation

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which TELMEX obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee.

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

The principal subsidiaries included in the consolidated financial statements are listed below:

		% equity interest at
Company	Country	March 31, 2011	December 31, 2010
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	México	100%	100%
Alquiladora de Casas, S.A. de C.V.	México	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	México	100%	100%
Consorcio Red Uno, S.A. de C.V.	México	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	México	100%	100%
Uninet, S.A. de C.V.	México	100%	100%
Telmex USA, L.L.C.	E.U.A.	100%	100%

3.3 Translation of financial statements of foreign subsidiary

The financial statements of the foreign subsidiary are consolidated once the financial statements have been adjusted to conform to IFRS in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of the foreign subsidiary are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

3.4 Significant accounting policies and practices

The accounting policies applied by the Company in these consolidated interim financial statements are the same as applied in its financial statements at December 31, 2010, except for those who may be modified as a result of first-time adoption of IFRS.

a) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

b) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

c) Cash and cash equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

d) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the first quarter of 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

f) Inventories

Inventories for sale are valued at average cost. The carrying value of inventories is not in excess of their net realizable value.

g) Plant, property and equipment

Plant, property and equipment are recognized at cost minus accumulated depreciation and any impairment losses. Cost includes purchase price plus expenses directly attributable to the asset in order to bring it to the location and condition to be operated in the intended manner.

The Company has decided to use as deemed cost at the date of transition, the revalued cost of property, plant and equipment determined in conformity with Mexican FRS at December 31, 2009 (which includes the effects of inflation through December 31, 2007).

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets.

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

An item of plant, property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

Inventories for the operation of the telephone plant are valued at average cost, which is not in excess of their net realizable value.

h) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

i) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a sixteen-year period.

j) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value of acquisition date and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for noncontrolling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

k) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

l) Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method.

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

m) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

n) Taxes on profits

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred tax

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

o) Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the period. In determining the weighted-average number of shares outstanding during the period, shares repurchased by the Company have been excluded.

p) Concentration of risk

The Company’s principal financial instruments consist of senior notes, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company has financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings.

q) Segments

Segment information is presented based on information used by the Company in its decision-making processes.

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

• Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

• Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

• Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

• The services being disclosed include the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

• Interconnection with cellular operators includes revenues from calling party pays.

r) New accounting pronouncements

IFRS modifications applicable to 2011, which could affect the accounting policies of TELMEX are the following:

  IAS 24, Related parties – Disclosures.

  IFRS 7, Financial instruments – Disclosures on transfers of financial assets.

  Improvements to IFRS.

The Company is currently evaluating the impact of these modifications in its financial statements and notes.

  Plant, Property and Equipment

During the three-month period ended March 31, 2011, the Company made the following capital expenditures, before retirements:

	1Q11	% of	Amount	Budget	% of
	Jan-Mar	advance	exercised	2011	advance
			2011
Data	P. 933,337	18.1	P. 933,337	P. 5,158,387	18.1
Internal plant	18,662	8.6	18,662	218,000	8.6
Networks	150,213	35.4	150,213	424,000	35.4
Transport networks	46,110	2.3	46,110	1,968,000	2.3
Systems	114	0.0	114	420,227	0.0
Other	249,694	9.8	249,694	2,547,000	9.8
Telmex USA	17,956	27.9	17,956	64,386	27.9
Total investment	P. 1,416,086	13.1	P. 1,416,086	P. 10,800,000	13.1

  Debt

Short-term and long-term debt consist of the following:

	Weighted average interest rate at		Maturities from	Balance at
	March 31, 2011	December 31, 2010	2011 through	March 31, 2011	December 31, 2010
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	2019	P. 11,156,443	P. 16,044,459
Bank loans	0.8%	0.8%	2018	20,419,066	21,665,623
Others	0.6%	0.6%	2022	6,165,422	6,364,863
Total debt denominated in foreign currency				37,740,931	44,074,945
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.3%	6.3%	2037	25,900,000	25,900,000
Bank loans	5.5%	5.5%	2011	46,000	46,000
Total debt denominated in Mexican pesos				30,446,000	30,446,000
Total debt				68,186,931	74,520,945
Less short-term debt and current portion of long-term debt				11,701,041	11,951,532
Long-term debt				P. 56,485,890	P. 62,569,413

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at March 31, 2011 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.2% (6.6% at December 31, 2010).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at
	March 31, 2011	December 31, 2010
Short term debt:
Bank loans	P. 46,000	P. 46,000
Others	5,983,900	6,178,550
	6,029,900	6,224,550
Current portion of long-term debt:
Domestic Senior notes	4,500,000	4,500,000
Bank loans	1,171,141	1,226,982
	5,671,141	5,726,982
Total	P. 11,701,041	P. 11,951,532

Senior notes:

At March 31, 2011, we had two outstanding senior notes denominated in US dollars, one for U.S.$554.8 million due in 2015 and the other for U.S.$377.4 million due in 2019 (equivalent, both together to $11,156,143) and an outstanding senior note denominated in Mexican pesos for a total of $4,500,000.

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 million of senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

There are two syndicated loans, one of them has an outstanding tranche of U.S.$700 million due in October 2013, while the other has an outstanding tranche of U.S.$250 million due in June 2012. These loans bear interest at a specified margin over the London Interbank Offered Rate (LIBOR). At March 31, 2011, these credits are equal to $11,369,410 and are included under Bank loans (debt denominated in foreign currency).

Domestic senior notes (Certificados bursátiles):

All domestic senior notes are denominated in Mexican pesos; some bear fix-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (TIIE). At March 31, 2011, we had $25,900,000 in outstanding domestic senior notes.

Others:

We have a loan with América Móvil for U.S.$500 million due in October, 2011. This loan bears interest with a 25-basis points margin over LIBOR. At March 31, 2011, this loan is equal to $ 5,983,900.

Restricciones:

Part of the above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At March 31, 2011, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Long-term debt maturities at March 31, 2011 are as follows:

Years

Amount
2012*	P. 11,223,854
2013	10,929,050
2014	8,131,293
2015	7,423,105
2016 and thereafter	18,778,588
Total	P. 56,485,890

* Includes maturities from April to December, 2012.

Derivative financial instruments and hedging activities :

At March 31, 2011 and December 31, 2010, the derivative financial instruments held by the Company are as follows:

	March 31, 2011		December 31, 2010
	Notional	Fair value asset (liability)	Notional	Fair value asset (liability)
Instrument	(in millions)		(in millions)
Cross currency swaps	U.S. $ 3,090	$ 3,798	U.S. $ 3,487	$ 6,696
Forwards dólar-peso			U.S. $ 40	(21)
Swaps de tasa de interés en pesos	P. 16,649	(1,198)	P. 16,649	(1,526)
Total		$ 2,600		$ 5,149

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

During the three-month period ended March 31, 2011, t he change in the fair value of the cross currency swaps that offset the exchange gain on the foreign-currency denominated debt was a net charge of P.1,420,242 (net charge of P.2,320,336 in 2010 ).

During the three-month period ended March 31, 2011, the Company recognized in interest expense a net credit for interest rate swaps of P. 51,831 (net charge of P. 438,031 in 2010).

During the three-month period ended March 31, 2011, t he ineffective portion of the cash flow hedges was a net expense of P. 48,750 (P. 199,221 in 2010), recognized in interest expense.

  Related Parties

The most relevant transactions with related parties were as follows:

	For the three months ended March 31,
	2011	2010
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets	P. 1,087,510	P. 488,017
Insurance premiums, fees for administrative and operating services, security trading and others	503,103	512,066
Calling Party Pays interconnection fees and other telecommunication services	1,337,309	1,770,908
Cost of termination of international calls	179,659	173,271

Revenues:
Sale of materials and other services	402,563	488,140
Sale of long distance and other telecommunications services	1,122,257	1,181,549
Revenues from termination of international calls	105,680	192,336

7. Stockholders’ Equity

  Capital stock

At Mach 31, 2011, capital stock is represented by 18,076 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,158 million at December 31, 2010).

In the three-month period ended March 31, 2011, the Company acquired 82.0 million Series “L” shares for P.860,697.

In the three-month period ended March 31, 2010, the Company acquired 1.0 million Series “L” shares for P.10,967 and 6,900 Series “A” shares for P.76.

The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

  Dividends

At a regular meeting held on April 29, 2010, the stockholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December 2010 and in March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 28, 2009.

8. Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 3. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
March 31, 2011
Revenues:
External revenues	P. 14,296	P. 4,801	P. 8,450		P. 27,547
Intersegment revenues	2,800		207	P. (3,007)
Depreciation and amortization	2,309	409	1,519		4,237
Operating income	2,637	251	3,771		6,659
Segment assets	65,749	10,757	41,647		118,153

March 31, 2010
Revenues:
External revenues	P. 15,642	P. 5,090	P. 7,835		P. 28,567
Intersegment revenues	2,771		228	P. (2,999)
Depreciation and amortization	2,359	430	1,584		4,373
Operating income	3,759	401	3,502		7,662
Segment assets	63,124	10,158	34,828		108,110

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

9. Subsequent Events

a) At an extraordinary meeting held on April 4, 2011, the stockholders approved a corporate restructuring, through the creation of a subsidiary company that will provide telecommunications and interconnection services in rural areas, where fixed telephony competitors do not invest. The subsidiary will be named Telmex Social.

The restructuring is subject, if needed, to the approval of the Communications Ministry ( Secretaría de Comunicaciones y Transportes , or SCT), as well as the authorization and confirmation of the rest of the corresponding authorities and governmental entities.

b) At a regular meeting held on April 28, 2011, the stockholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011 and in March 2012.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Final printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and U.S.A.	510,138,000	45.00	510,138	785,009
Centro Histórico de la Ciudad de México, SA de CV	Real State Services	16,004,000	12.79	80,020	102,393
TM and MS, L. L. C.	Internet portal (Prodigy MSN)	1	50.00	29,621	208,593
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	172,472
Other Investments		-	-	-	123,767

TOTAL INVESTMENT IN ASSOCIATES				775,516	1,392,234

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 4

BREAKDOWN OF CREDITS

(Thousands of Mexican Pesos)

Final printing

---

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	SI	16/03/2006	22/07/2014	0.8488	-	-	-	-	-	-	83,621	65,070	130,142	92,911	15,240	-
MIZUHO CORPORATE BANK LTD (1)	SI	15/01/2007	10/03/2018	0.8058	-	-	-	-	-	-	378,984	378,985	757,969	757,969	757,968	1,475,964
NATIXIS (3)	SI	28/02/1986	31/03/2022	2.0000	-	-	-	-	-	-	15,844	9,281	25,086	25,125	25,125	81,061
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
SECURED	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
COMERCIAL BANKS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
BANAMEX (4)	NO	12/03/2008	28/06/2011	5.5706	46,000	-	-	-	-	-	-	-	-	-	-	-
BANK OF AMERICA, N.A. (2)	SI	13/06/2008	13/06/2014	0.6530	-	-	-	-	-	-	-	-	-	359,034	239,356	-
BBV ARGENTARIA (6)	SI	12/02/2008	18/02/2014	0.5300	-	-	-	-	-	-	-	-	-	2,874,278	-	-
BBVA BANCOMER (2)	SI	30/06/2006	30/06/2012	0.5530	-	-	-	-	-	-	-	-	2,991,950	-	-	-
CISCO SYSTEMS (3)	SI	25/04/2007	30/09/2014	4.5000	-	-	-	-	-	-	203,452	35,904	215,420	191,485	35,904	-
CITIBANK, N.A. (2)	SI	11/08/2006	11/08/2013	0.6280	-	-	-	-	-	-	-	-	5,584,973	2,792,487	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

TOTAL BANKS					46,000	-	-	-	-	-	681,901	489,240	9,705,540	7,093,289	1,073,593	1,557,025

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET

LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)

UNSECURED
CERT. BURSAT TELMEX 02-4(3)	NO	31/05/2002	31/05/2012	10.2000	-	-	300,000	-	-	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 06 (5)	NO	21/09/2006	15/09/2011	4.8600	500,000	-	-	-	-	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 07 (3)	NO	23/04/2007	16/03/2037	8.3600	-	-	-	-	-	5,000,000	-	-	-	-	-	-
CERT. BURSAT TELMEX 07-2 (4)	NO	23/04/2007	16/04/2012	4.7450	-	-	4,500,000	-	-	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 08 (3)	NO	21/04/2008	05/04/2018	8.2700	-	-	-	-	-	1,600,000	-	-	-	-	-	-
CERT. BURSAT TELMEX 09 (4)	NO	10/07/2009	07/07/2011	5.5850	4,000,000	-	-	-	-	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 09-2 (4)	NO	10/07/2009	04/07/2013	5.7950	-	-	-	4,000,000	-	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 09-3 (4)	NO	03/11/2009	30/10/2014	5.7950	-	-	-	-	4,000,000	-	-	-	-	-	-	-
CERT. BURSAT TELMEX 09-4 (4)	NO	03/11/2009	27/10/2016	6.0950	-	-	-	-	-	2,000,000	-	-	-	-	-	-
8 3/4 SENIOR NOTES PESOS (3)	SI	31/01/2006	31/01/2016	8.7500	-	-	-	-	-	4,500,000	-	-	-	-	-	-
5 1/2 SENIOR NOTES (3)	SI	27/01/2005	27/01/2015	5.5000	-	-	-	-	-	-	-	-	-	-	6,640,011	-
5 1/2 SENIOR NOTES (3)	SI	12/11/2009	15/11/2019	5.5000	-	-	-	-	-	-	-	-	-	-	-	4,516,432

SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					4,500,000	-	4,800,000	4,000,000	4,000,000	13,100,000	-	-	-	-	6,640,011	4,516,432

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST

OTHER CURRENT LIABILITIES WITH COST	NO	12/11/2010	20/10/2011		-	-	-	-	-	-	5,983,900	-	-	-	-	-

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					-	-	-	-	-	-	5,983,900	-	-	-	-	-

SUPPLIERS

OTHER	NO	-	-	-	2,328,465	-	-	-	-	-	-	-	-	-	-	-
OTHER	SI	-	-	-	-	-	-	-	-	-	1,850,989	-	-	-	-	-

TOTAL SUPPLIERS					2,328,465	-	-	-	-	-	1,850,989	-	-	-	-	-

OTHER CURRENT AND NON-CURRENT LIABILITIES

OTHER	NO	-	-	-	13,383,195	1,215,700	70,073	63,151	63,151	405,932	-	-	-	-	-	-
OTHER	SI	-	-	-	-	-	-	-	-	-	193,253	-	-	-	-	-

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					13,383,195	1,215,700	70,073	63,151	63,151	405,932	193,253	-	-	-	-	-

GENERAL TOTAL					20,257,660	1,215,700	4,870,073	4,063,151	4,063,151	13,505,932	8,710,043	489,240	9,705,540	7,093,289	7,713,604	6073457

Notes:

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  TIIE rate plus margin

  TIIE rate plus margin

  JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.4595 at March 31, 2011.

- Libor at 3 months in US dollars is equivalent to 0.3030 at March 31, 2011.

- TIIE at 28 days is equivalent to 4.8450 at March 31, 2011.

- TIIE at 91 days is equivalent to 4.8800 at March 31, 2011.

- Libor at 3 months in JPY is equivalent to 0.2000 at March 31, 2011.

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2011. were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	2,898,204	11.97
EURO (EUR)	10,695	16.97
JAPANESE YEN (JPY)	19,891,200	0.14

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	145,965	1,746,884	-	-	1,746,884

LIABILITIES	3,068,840	36,727,256	255,512	3,057,917	39,785,173
SHORT-TERM LIABILITIES POSITION	766,394	9,172,047	2,276	27,236	9,199,283

LONG-TERM LIABILITIES POSITION	2,302,446	27,555,209	253,236	3,030,681	30,585,890

NET BALANCE	- 2,922,875	- 34,980,372	- 255,512	- 3,057,917	- 38,038,289

Notes:

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	11.97
EURO	16.97
JAPANESE YEN	0.14

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

DEBT INSTRUMENTS

(Thousands of Mexican Pesos)

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At March 31, 2011, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

DISTRIBUTION OF REVENUE BY PRODUCT

Final printing

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MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
LOCAL SERVICE	-	9,757,216	-
LONG DISTANCE SERVICE	-	3,671,351	-
INTERCONNECTION	-	3,123,940	-
DATA	-	8,547,225	-
OTHERS	-	1,663,228	-

EXPORT INCOME
INTERNATIONAL CONNECTION	-	589,231	-
DATA	-	35,027	-
OTHERS	-	543	-

INCOME OF SUBSIDIARIES ABROAD
LONG DISTANCE SERVICE	-	154,012	-
OTHERS	-	4,927	-

T O T A L		27,546,700

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Final printing

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SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES			CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
A	0.00432	0	378,856,542	0	0	378,856,542	1,636	0
AA	0.00432	0	7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432	0	9,857,547,376	0	0	9,857,547,376	42,560	0
TOTAL			18,076,000,000		7,839,596,082	10,236,403,918	78,044

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DERIVATIVE FINANCIAL INSTRUMENTS

Final printing

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Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of March 31, 2011, Teléfonos de México, S.A.B. de C.V. (“ Telmex ” or the “ Company ” ) had cross currency swap agreements in the equivalent of U.S.$3,090 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$959 million and loans with maturities from 2011 to 2018 for a total amount of U.S.$2,131 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $10.7613 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.57% for the bond maturing in 2015.

During the quarter, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound, since the Company acquired U.S.$366 million of such bonds from América Móvil, S.A.B. de C.V. to extinguish them.

At March 31, 2011, the Company had interest rate swaps in Mexican pesos for Ps.$16,649 million to hedge the floating rate risk in local currency, fixing it at an average of 8.48%.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II . Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which establish the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Subdirector of Budget and Financial Evaluation or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the first quarter of 2011, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At March 31, 2011, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 96.1%

Also, $11,649 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 95.6%, while the remaining $5,000 million were considered ineffective.

Adjustments due to early adoption of International Financial Reporting Standards

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory. Telmex will be presenting financial statements in accordance with IFRS for the fiscal year ending December 31, 2011, with an official IFRS “adoption date” as of December 31, 2011 and a “transition date” to IFRS of January 1, 2010.

International Accounting Standard 39, Financial instruments: Recognition and Measurement , requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican Financial Reporting Standards to IFRS, Telmex adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to Telmex’s “own credit risk” and derivative counterparty default risk. Non performance risk amounted Ps.$103 million at March 31, 2011 (Ps.$247 million at December 2010).

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

During the quarter, cross currency swaps in the equivalent of U.S.$351 million, which partially hedged the bonds with maturity in 2015 and 2019, were unwound; in addition, U.S.$40 million of cross currency swaps and U.S.$40 million of forward contracts became due. No new derivative instruments were contracted.

During the quarter, it was recognized in the statement of income an accrued net charge of Ps.$1,420 million for changes in the fair value of the cross currency swaps, which offset the exchange gain of the foreign currency debt (net charge of Ps.$2,320 million during the first quarter of 2010).

Additionally, it was recognized in the statement of income an accrued net credit of Ps.$52 million for interest rate swaps, which is included in accrued interest expense (accrued charge of Ps.$438 million during the first quarter of 2010).

The ineffective portion of cash flow hedges in the quarter was a net expense of Ps.$49 million, recognized in accrued interest expense (net expense of Ps.$199 million during the first quarter of 2010).

During the first quarter, there were not any margin calls. To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

Derivative instruments summary at March 31, 2011 and December 31, 2010
Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges
(Principal and interests)
Cross Currency Swap	Hedging	US Dollar 2,850,320	US Dollar 3,241,518	TIIE 4.8450 EXCHANGE RATE 11.9678	TIIE 4.8750 EXCHANGE RATE 12.3571	MXN 2,951,055	MXN 5,689,240	(1)

Forwards	Hedging	US Dollar -	US Dollar 40,000	EXCHANGE RATE 11.9678	EXCHANGE RATE 12.3571	-	(20,696)	(2)
Total		2,850,320	3,281,518			2,951,055	5,668,544

Cross Currency Swap	Hedging	YEN 19,891,200	YEN 19,891,200	TIIE 4.8450 EXCHANGE RATE 0.1445	TIIE 4.8750 EXCHANGE RATE 0.1526	846,956	1,006,659	(3)

Exchange Rate Hedges (Interests only)
Interest Rate Swap	Hedging	MXN 16,649,250	MXN 16,649,250	TIIE 4.8450	TIIE 4.8750	MXN (1,197,552)	MXN (1,526,358)	(4)
Total						2600459	5148845

(*) Of our hedge agreements, 59% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have in the amount of USD$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) This forward position mainly hedged debt service flows in US dollars that became due in January and February 2011.

(3) These swaps hedge debt position in Yens with the obligation of paying $2,000 million in Mexican pesos (equivalent to USD$240 million) at a floating rate and with maturity in February 2014.

(4) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

III. Sensitivity Analysis

In the case of the Company, the sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the underlying asset (interest rate) of 100 basis points, would result in a charge in the Company’s income statements of Ps.$377 million.

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

>

				At March 31, 2011		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	- 30bps	- 50bps	- 100 bps
Cross curency swap (1)	Hedging	US Dollar	2,850	4,845% E.R. 11.9678	2,951	-	-	-
Cross curency swap (1)	Hedging	YEN	19,981	4,845% E.R. 0.1445	847	-	-	-
Interest rate swap (1)	Hedging	Peso	11,649	4.845%	(900)	-	-	-
Interest rate swap (2)	Hedging	Peso	5,000	4.845%	(298)	(113)	(188)	(377)
Total					2,600	(113)	(188)	(377)

  Hedges deemed as highly effective (a sensitivity analysis is not applicable).

  Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10 TH . FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

SECRETARY OF THE BOARD OF DIRECTORS

LEGAL DIRECTOR

LIC. SERGIO F. MEDINA NORIEGA

PARQUE VIA 190 - 2 ND . FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 14 25

55 46 43 74

smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5 TH . FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Final printing

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BOARD OF DIRECTORS

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	EDUARDO TRICIO HARO
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL BOWLING	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS

AUDIT COMMITTEE	CORPORATE PRACTICES COMMITTEE
1.- RAFAEL KALACH MIZRAHI.- President	1.- JUAN ANTONIO PÉREZ SIMÓN.- President
2.- JOSÉ KURI HARFUSH	2.- JAIME ALVERDE GOYA
3.- ANTONIO COSÍO ARIÑO	3.- ANTONIO COSÍO PANDO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/ __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FIRST QUARTER 2011.